

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 19, 2009

Mr. Desmond Morgan , Chief Financial Officer
Rockwell Diamonds Inc.
Level 0, Wilds View, Island of Houghton
Corner Carse O'Gowrie & Boundary Road
Houghton Estate, Johannesburg 2198
P.O. Box 3011 Houghton, South Africa, 2041

> **Re: Rockwell Diamonds Inc.**
> **Form 20-F for the Fiscal Year Ended February 28, 2009**
> **Filed September 14, 2009**
> **File No. 000-30588**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 28, 2009

Cover

1.   We note you have not completed certain items on the cover of your Form 20-F. Specifically, you must indicate by checkmark that you used an "Other" basis of accounting to prepare your financial statements. In addition, please state the number of common shares outstanding as of the close of the period covered by this annual report.

Controls and Procedures, page 100

Changes in Internal Control Over Financial Reporting, page 102

2.   We note your disclosure that, "Other than the above noted changes, there were no other changes in internal control over financial reporting in the year February 28, 2009 that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect our internal control over financial reporting." Revise to state clearly that there were changes in your internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Exhibits 12.1 and 12.2

3.   We note your executive officer certifications do not comply with Rule 13a-14(a) of the Exchange Act, as they are missing the language specified for paragraph 4, and do not include the appropriate language in paragraphs 4(a) and 4(b). Please include revised certifications in an amendment to your filing.

Exhibit 99.1

Report on Independent Registered Public Accounting Firm

4.   Within the report, your accountant states that it audited the financial statements for each of the years in the three-year period end February 28, 2009. However, we note that you changed your fiscal year end and that your financial statements do not cover three full fiscal years. Please ask your accountants to revise their report to clarify whether they have audited the financial statements for the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007, to comply with Rule 2-02(a)(4) of Regulation S-X.

Note 3 – Significant Accounting Policies

(k) Foreign currency translation

5.   We note you identify your functional currency as the Canadian dollar. Please submit to us the analysis you prepared in determining that the Canadian dollar is your functional currency. In this regard, we note a significant portion of your operations are conducted in South Africa rather than in Canada.

Note 17 – Differences Between Canadian and United States Generally Accepted Accounting Principles

6.   We note you have not complied with the comment in our letter dated September 2, 2009, asking that you expand your US GAAP reconciliation note to include additional information with respect to your use of the unit of production method in the absence of proven and probable reserves. We expect you will need to amend your filing to include this information. We reissue prior comment 1.

Engineering Comments

Information on the Company, page 11

7.   Please disclose the cutoff grade or minimum stone size used to develop your resource estimates. Please also disclose as footnotes or in close proximity to your resource tables, the following information:

- A statement clarifying if true that your resource estimates incorporate losses for dilution and mining recovery.

- Your metallurgical recovery factor for each of your mines.

- All prices and currency conversion factors used to estimate your resources.

- Your percent ownership of each mine

- A statement clarifying whether the quantities disclosed are for the entire mine/deposit or just your share.

- A reconciliation of your annual production to resources mined, as reflected in your resource tables, addressing actual to estimated values for your material mined, average grade or concentration, salable product produced, and recovery measurements.

- A comparison of price received to estimated in-situ value.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief